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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                 (Check One):

  [  ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form
               N-SAR For Period Ended: December 31, 1998
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               [ ] Transition Report on Form 10-K [ ] Transition Report on
               Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended: N/A
                                        ---

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          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I-Registrant Information
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         Full Name of Registrant:
                           Harvard Industries, Inc.

         Former Name if Applicable:
                           N/A

         Address of Principal Executive Office (Street and Number):
                           3 Werner Way

                  City, State and Zip Code
                           Lebanon, New Jersey 08833

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Part II-Rules 12b-25 (b) and (c)
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          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)


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          (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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Part III-Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

          On November 24, 1998, Harvard Industries, Inc. ("Harvard") and its nine domestic subsidiaries substantially consummated their First Amended and Modified Consolidated Plan Under Chapter 11 of the Bankruptcy Code, dated August 19, 1998 (the "Plan of Reorganization"). As a result of the demands on management resources relating to court filings, new banking arrangements and additional disclosure requirements, preparation of the Form 10-Q has taken longer than anticipated.

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Part IV-Other Information
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          (1) Name and telephone number of person to contact in regard to this notification

Theodore W. Vogtman     908                        437-4109
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(Name)                     (Area Code)       (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes  [ ] No


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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Harvard reported a loss of $5,519,000 for the 3 months ended December 31, 1997. On November 24, 1998, Harvard substantially consummated the Plan of Reorganization, and emerged from bankruptcy. In connection with its emergence from Chapter 11 bankruptcy, Harvard implemented "Fresh Start Reporting" as of November 29, 1998. Accordingly, all assets and liabilities were restated to reflect respective fair values at that date and Harvard incurred a non-recurring loss of approximately $50.4 million. As a result of the consummation of the Plan of Reorganization, certain debts of Harvard were discharged and Harvard realized an extraordinary gain of $206.4 million. Together these non-recurring items will result in income for the period ending December 31, 1998.

                           Harvard Industries, Inc.
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 17, 1999             By: /s/ Theodore W. Vogtman
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                                       Name:  Theodore W. Vogtman
                                       Title: Executive Vice President and
                                                Chief Financial Officer